
libros 787
Puerto Rican Studies
Women in San Juan
1820–1868
Félix V. Matos Rodríguez
When the threat of political revolution lurked behind the shadows of the Spanish colonial state in Puerto Rico, one of the earliest casualties of anti-independence persecution in San Juan was a woman—María de las Mercedes Barbudo, who was exiled in 1824. However, as the 19th century advanced, economic and urban changes weakened patriarchal structures and provided spaces of autonomy for sanjuaneras.
Women in San Juan locates the historical roots of women's contributions to urban modernization, showing how women reacted to and shaped the effort to transform San Juan into a modern, progressive city. Elite and professional women fought to limit the impact of economic changes on their lives from within the city, while poor women and women of color created survival strategies in their newly formed extramural barrios once they had been relocated as part of the state's modernizing agenda.
Puerto Rican Studies
Rodríguez
Women in San Juan
Women in San Juan
1820–1868

It's **incredibly difficult** to find bookstores with Latinx literature

For Latinx authors and readers, this can lead to a lack of representation in the literary canon, as well as a scarcity of books that accurately reflect the experiences and perspectives of the Latinx Community.



19% of the total U.S. population are **Latinx**

If the U.S. Latinx market was its own country, it would be the 8th largest economy in the world and the largest Latinx market in the world.



Unleash the **power** of Latin American words

Libros787.com offers a diverse range of Spanish language books, including a large collection of Latin American authors and works in translation. We actively seek out and highlight books by Latinx authors and provide our platform for them to reach a wider audience.

Now, Latinx readers can connect with their cultural roots and explore new perspectives.











Julia de Burgos
Obra Poética
Contemporánea
PREMIO NOBEL DE LITERATURA
GABRIEL GARCÍA MÁRQUEZ
Crónica de una muerte anunciada
EDICIÓN ESCOLAR
DEBOLS!LLO
"Fantastic!" —Laura Esquivel, author of Like Water for Chocolate and The Law of Love
sirena selena
a novel
Mayra Santos-Febres
TRANSLATED BY STEPHEN LYTLE
Picador USA
History of
PUERTO RICO
A Panorama of Its People
ISABEL ALLENDE
VIOLETA

Thousands of titles at your fingertips

Libros787.com is user-friendly, making it easy for Spanish-speaking readers to find and purchase the books they want. Our customer support team is also fluent in Spanish, allowing for seamless communication and a more personalized shopping experience.

10K+
Curated Titles

250+
Indie Authors

100+
Publishers



Customers around the world **love** Libros787.com

 I ordered a book that I had used in college for one of my Puerto Rican Studies class. I had loan that book to a friend and never got it back. I am so excited to have found it at Libros787.com. Thank you!

Cynthia García



 Great initiative, excellent service and fast delivery. I live in Pennsylvania and the service was fast. Keep up the good work!

David Fourquet



Backed by **World Class Accelerator Programs**

By participating in these programs, we've had the opportunity to connect with a network of successful entrepreneurs and industry experts who have provided valuable insights and advice.

   

Our traction speaks **louder**!

Libros787.com has seen impressive growth and success since launching in 2018, demonstrating the demand for our platform and the loyalty of our customer base.

Lifetime Traction

$2M	100K+	40K+
Revenue	Books Sold	Customers

Orders by region (2022)

8,564 orders 📦

This distribution of orders highlights the strong demand for our platform in Puerto Rico, where we have a well-established customer base.

However, it also highlights the significant growth potential that we have in the U.S. market, where only a third of our orders are coming from.



33%
United States

67%
Puerto Rico

The **largest and fastest** growing blindspot of the American Economy



$4.8 Billion | **TAM**
Total Addressable Market

The Latinx Community in the United States is one of the fastest-growing and most dynamic populations in the country, making up nearly 19% of the total population and contributing over $2 trillion to the economy each year.

Projections show that by 2050, Latinx will make up for 29% of the total U.S. population. (www.pewresearch.org)

2023 is the year

Our growth plan for the year is focused on optimizing our marketing efforts, expanding our product offerings, and increasing our reach and accessibility.

To achieve these goals, we are planning to launch several key upgrades and initiatives, including:

1) Improved Marketing Efforts

2) Multi-Vendor Marketplace

3) Book Subscription Model

Three-Year Business Projection


Revenue
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
2022
2023
2024
2025

Forward-looking projections are not guaranteed.

Our founding team is truly **amazing!**



Carlos A. Goyco
CEO & Co-Founder

After founding several startups, I entered the book selling industry with great ambition to disrupt such a traditional business (historically dominated by English-language books) and help Latinx get their stories out there.



Gerardo M. Enríquez
COO & Co-Founder

During my last year of college, I started my entrepreneurial journey through an industry I've always felt passionate about: Books. Since co-founding Libros787.com, I've helped 300+ independent authors promote their work to readers across the globe.

Invest in the **world** you want to **create**

We're excited to give our clients and supporters access to invest in **Libros787.com**. Together, we can promote diversity and provide access to Spanish language books for all.



¡Gracias por su apoyo!

[WRITTEN IN NON-ENGLISH]